April 3, 2007
MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission
Attention: William A. Bennett, Esq.

FROM:	MetroPCS Communications, Inc.

RE:	MetroPCS Communications, Inc.
Registration Statement on Form S-1 (File No. 333-139793)
Registration Statement on Form 10 (File No. 0-50869)
Response to SEC Staff Comments dated March 29, 2007
     This memorandum sets forth the responses of MetroPCS Communications, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 29, 2007 (the “Comment Letter”), with respect to Amendment No. 3 to the Registration Statement (File No. 333-139793) on Form S-1 (the “Form S-1”) that we filed on March 19, 2007 and Amendment No. 2 to the Registration Statement (File No. 0-50869) on Form 10 that we filed on March 5, 2007 (the “Form 10”). Concurrently with the delivery of this letter, we are filing Amendment No. 4 to the Form S-1 (“Amendment No. 4”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment our response. Capitalized terms used in this letter and not defined have the meanings given to them in the Form S-1.
Form S-1
1.	In light of the recent amendment and restatement to the Stockholders Agreement as announced in a Form 8-K filed on March 27, 2007, please revise the appropriate sections of the registration statement. For example, clarify the reasons behind the modification to the 2005 stockholders agreement and reflect who in the selling shareholder table is a party to the agreement.

Response: The Form 8-K filed on March 27, 2007 disclosed two separate but related amendments to the Company’s existing Second Amended and Restated Stockholders Agreement dated as of August 30, 2005 (as amended, the “Existing Stockholders Agreement”). The first amendment principally (a) defines the participation rights of stockholders and holders of stock options to sell common stock in the Company’s pending initial public offering (the “Offering”) and (b) clarifies the rights and obligations of the stockholders who are parties to the Existing Stockholders Agreement during the “lock-up” period following the consummation of the Offering. The second amendment amends, restates and renames the Existing Stockholders Agreement a “Registration Rights Agreement.” This amendment, restatement and renaming, which is referred to in the Form S-1 as the Registration Rights Agreement, will become effective upon the consummation of the Offering and will replace in its entirety the Existing Stockholders Agreement. The Registration Rights Agreement principally removes provisions of the Existing Stockholders Agreement that would terminate by their terms on the consummation of the Offering and renames the agreement.

The Company has revised the disclosure to identify all of the selling stockholders who are parties to the Existing Stockholders Agreement and to explain generally the purpose of the recent amendment with respect to the participation rights in the Offering. Please see pages 171-172 of Amendment No. 4. The Company has also revised the disclosure regarding the Registration Rights Agreement to clarify that it is amending, restating and renaming the Existing Stockholders Agreement and to summarize the material changes to the Existing Stockholders Agreement. Please see pages 171 and 177 of Amendment No. 4.
The Offering, page 5
2.	Update the number of shares outstanding to March 31 so that the disclosure is consistent with that on page 158.

Response: The Company has updated the disclosure. Please see page 5 of Amendment No. 4.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48
Results of Operations, page 59
3.	Expand the discussion under Net Income to address the reasons underlying the operating losses in your Expansion Markets, including whether this represents a trend and what you intend to do about it.

Response: The Company has expanded the discussion in response to the Staff’s comment. Please see page 64 of Amendment No. 4.
Liquidity and Capital Resources, page 85
4.	We reissue prior comment 36 to our letter dated February 2. Clarify what the reference to “4.5 to 1.0” is intended to mean and indicate what your ratio was as of December 31, 2006.

Response: The Company previously expanded its disclosure to include a more comprehensive discussion of the senior secured leverage ratio, including how it is calculated. The Company has now included additional disclosure describing the purpose of the ratio and stating what the ratio was as of December 31, 2006. Please see pages 8 and 87 of Amendment No. 4.
Security Ownership of Principal and Selling Stockholders, page 158
5.	With respect to shares to be offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response: The Company has included information regarding the voting and/or dispositive powers of legal entities that are selling stockholders. Please see pages 159-173 of Amendment No. 4.

6.	Clarify whether the selling shareholders listed on page 159 are broker-dealers or affiliates of broker-dealers. For those selling shareholders that are broker-dealers, identify the selling shareholders as underwriters. For those selling shareholders that are affiliates of broker-dealers, include a representation that the affiliate purchased the shares in the ordinary course of business and that at the time of purchase, the seller had no agreements or understandings, directly or indirectly, with any persons to distribute the securities. If you cannot make this representation, identify the affiliate as an underwriter as well.

Response: The Company has identified the selling shareholders who are broker-dealers or affiliates of broker-dealers and added the requested representations, as applicable. Please see pages 159-172 of Amendment No. 4.
Form 10
7.	Please amend your Form 10 to comply with the above comments.

Response: We intend to amend the Form 10 to reflect the above comments.